HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2016

ASSETS

Cash	$	9,971
Dividends receivable		326,410
Securities owned, at fair value		1,140,985,190
Due from affiliate		618,214
Property and equipment, less accumulated depreciation of $2,351,730		527,257
Security deposits		6,970
Other assets		36,381
TOTAL ASSETS	$	1,142,510,393

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$	1,060,273,328
Due to clearing broker-dealer		32,632,238
Accounts payable and accrued expenses		766,182
Dividends payable		510,232
Notes payable to Parent		25,200,000
Total liabilities		1,119,381,980
Commitments and contingencies (Notes 7, 8 and 9)		
Member's equity		23,128,413
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,142,510,393

See accompanying notes to financial statements.

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